Mail Stop 3561

        September 28, 2005

Via U.S. Mail and Facsimile

Mr. Jack Ferguson
Treasurer and Interim Chief Financial Officer
PC Connection, Inc.
730 Milford Road
Merrimack, NH 03054-4631

 Re: Form 10-K for the Year Ended December 31, 2004
  Form 10-Q for the Quarterly Period Ended March 31, 2005
       File No. 000-23827

Dear Mr. Ferguson:

 We have completed our review of your Form 10-K and related
reports and have no further comments at this time.

 Sincerely,

        Michael Moran
        Branch Chief